Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Muscle Maker, Inc. and Subsidiaries on Amendment No. 2 to Form S-1, of our report dated May 29, 2020, which includes an explanatory paragraph relating to the change in accounting principles with the adoption of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Muscle Maker, Inc. and Subsidiaries as of December 31, 2019 and 2018 and for each of the two years in the period ended December 31, 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp
Melville, NY
September 4, 2020